Exhibit 99.1

Xiniya Chinese Fashion to Hold Annual General Meeting on December 15, 2011

JINJIANG, China, November 18, 2011 /PRNewswire via COMTEX/ — China Xiniya Fashion Limited (“Xiniya” or the “Company”) (NYSE: XNY), a leading provider of men’s business casual apparel in China, today announced that it will hold its annual general meeting of shareholders on December 15, 2011 at 10:00 a.m. Beijing time. The meeting will be held at the Company’s office at Fourth Floor, No 33 Wang Hai Road, Ruan Jian Yuan Phase 2, Si Ming District, Xiamen, Fujian Province 361000, People’s Republic of China.

Shareholders as of the record date of November 18, 2011 are entitled to vote and to attend the meeting. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available on the Company’s website at http://ir.xiniya.com.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.xiniya.com, or by e-mailing to Ms. Kimberly Minarovich, of Christensen International, at kminarovich@christensenir.com.

Xiniya will host a conference call and live webcast at 10:00am Beijing time on December 15, 2011 (9:00pm Eastern Standard Time (EST) on December 14, 2011).

The dial-in details for the live conference call are as follows:

-	U.S. Toll Free Number: 1-866-519-4004
-	International dial-in number: 1-718-354-1231
-	China Domestic Mobile: 400-620-8038
-	China Domestic: 800-819-0121
-	Hong Kong: 800-930-346
-	Conference Passcode: XNY

A telephone replay of the call will be available 1 hour after the end of the conference through December 22, 2011.

The dial-in details for the replay are as follows:

Replay for 7 days :	-	U.S. Toll Free Number: +1-866-214-5335
	-	International dial-in number: 1-718-354-1232
Conference ID: 25358553

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men’s business casual apparel in China. The Company designs and manufactures men’s business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 28 distributors. Its products are sold to consumers at over 1,490 authorized retail outlets owned and managed by third parties located in 21 provinces, five autonomous regions, and four municipalities in China. This authorized retail network focuses on second- and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men’s apparel brands do not have a significant presence. The Company’s target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company’s website at http://ir.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

Christensen

Kimberly Minarovich

Telephone: +1 212-542-0795 in New York

Email: kminarovich@christensenir.com

Or

Jenny Wu

Telephone +852 2232 3907 in Hong Kong

Email: jwu@christensenir.com